Mail Stop 4561

April 16, 2009

Don Calabria
President
GMV Wireless, Inc.
16133 Ventura Blvd #215
Encino, CA 91436

   Re: GMV Wireless, Inc.
     Registration Statement on Form S-1
     Filed March 24, 2009
     File No. 333-158184

Dear Mr. Calabria:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file a report of the independent registered public accounting firm that audited the financial statements included in your registration statement on Form S-1. See Rule 2-02 of Regulation S-X.

Selling Stockholders, page 11

2. On page 12 you state that "[n]one of the Selling Stockholders are broker-dealers or affiliates of broker-dealers, except that Alan Collier is an associated person at

Ascher/Decision Services, Inc." Please tell us whether Ascher/Decision is a broker-dealer or affiliate of a broker-dealer, and if so, the nature of Mr. Collier's association with Ascher/Decision.

Management's Discussion and Analysis or Plan of Operation, page 20

Liquidity and Capital Resources, page 20

3. You state in your liquidity and capital resources section that your principal stockholder has orally agreed to advance you up to $50,000 towards the funding of your operations. Please include a discussion of your cash needs and sources of funds for the next 12 months. See Item 303(a) of Regulations S-K. See also Section III.C of SEC Release No. 33-6835 at http://www.sec.gov/rules/interp/33-6835.htm. The discussion should also describe how you intend to implement your business plan during this 12-month period should you not receive the $50,000 advance.

Our Proposed Business, page 22

4. Please provide in your business section disclosure discussing the matters described in Item 101(c) of Regulation S-K. As examples, we note the following matters, which should be discussed:

- *the intended business of the company;*
- *your plan to initiate operations of the company's intended business; and*
- *the anticipated amount of time and capital needed to begin operations for the company's intended business.*

See Item 101(c) of Regulation S-K. Also, please revise the brief summary discussion of your business on page 3 so that it more clearly conveys to investors the nature of your business.

Principal Customers, page 23

5. You state that your sole customer is GMV Holdings, Inc. but you have reported no revenues for the period November 3, 2008 through December 31, 2008. Please tell us why you have generated no revenues during this period despite having at least one customer. We also note that this S-1 disclosure appears to conflict with your website disclosure, which indicates that GMV Wireless has a number of customers.

Where You Can Find More Information, page 25

6. You state that as of the date your prospectus, you will be "subject to informational requirements of the Securities Exchange Act of 1934…" and "will file annual, quarterly and special reports, proxy statements and other information with the SEC." Please be advised that upon the effectiveness of your registration statement, your obligation to file reports with us will arise solely from Section 15(d) of the Securities Exchange Act of 1934. Please note that under Section 15(d), you are not required to file proxy statements with us. Please advise or revise.

Exhibits and Financial Statement Schedules, page II-2

7. We note that you have not filed the services agreement between you and GMV Holdings, LLC, a related party, which is listed as exhibit 10.1 in your exhibit index. Please file this agreement with your amendment no. 1.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, me at (202) 551-373.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (914) 693-2963
        Frank J. Hariton, Esq.